July 26, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attn:	Lilyanna L. Peyser

RE:	Internet Media Services, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 30, 2010
File No. 333-165972

Dear Ms. Peyser:

On behalf of Internet Media Services, Inc. (the “Company”), we are filing herewith Amendment Number 2 to the Registration Statement on Form S-1 in response to the Securities and Exchange Commission Staff’s (“Staff”) comments to us in its letter dated July 19, 2010.

In this letter, we have reproduced the comments and have followed each comment with our response.  The numbered paragraphs set forth below correspond to the numbered paragraphs of the Staff’s letter.

Please note that we have revised the per share valuation of the shares being distributed by DSS (i) after discussions with DSS and its Chief Financial Officer, and, (ii) in order to maintain consistency throughout the Registration Statement with respect to the disclosure of $.047 per share, which reflects the fair value of the assets purchased rather than using the arbitrary $.001 per share value that had been previously ascribed to the distribution.  In this way, the valuation under the "Calculation of Registration Fee" on the cover page will be carried forward consistently throughout the Registration Statement.  We have, of course, revised the disclosure on page 12 in the “Determination of Offering Price” section that previously explained why we had set the valuation of shares at $.001 per share rather than $.047 per share.  We also believe that this revision is more responsive to the Staff's initial concerns regarding that very valuation inconsistency that was addressed by the Staff in its first comment letter, as Comment 13.

General

1.
Your disclosure indicates that you will distribute the 7,500,000 shares to the shareholders of DSS. Refer to the Prospectus Cover Page and pages 8 and 21 where you indicate that you, rather than DSS, will be distributing the shares held by DSS.  Please tell us how you will distribute these shares when they appear to be held by DSS. Alternatively, if you mean to indicate that you will be registering the distribution of the shares held by DSS, pursuant to the terms of the Registration Rights Agreement, please clarify your disclosure.

Response:

We have revised the disclosure here and throughout the Registration Statement to indicate that DSS is the selling stockholder and the distributor of the shares to be disseminated pro rata to the shareholders of DSS.

Cover Page

2.
We note your statement that the offering price “was arbitrarily established by the Registrant’s management,” as well as your statement on the prospectus cover page that for “ purposes of this registration statement and in connection with the distribution, [you] valued the shares to be distributed at $.001 per share.”  Please explain why you, and not the selling shareholder, are determining the value of these shares.

Response:

We have revised the cover page to indicate that DSS is the distributor, and DSS has valued the shares at $.047 per share.

3.
Please note that the filing fee should be calculated on the basis of the book value of the assets of DSS.  Refer to Question 240.3 of the Compliance and Disclosure Interpretations relating to the Securities Act Rules located at our website, at www.sec.gov.  Please advise or revise.

Response:

We have calculated the filing fee based on our book value of the assets acquired from DSS, as reflected in our financial statements.

Questions and Answers about the Distribution, page 2

4.	Please revise your disclosure to indicate why DSS determined to distribute the shares to the DSS shareholders.

Response:

We have revised the last question on page 2 to indicate why DSS determined to distribute the shares to the DSS shareholders.

Risk Factors, page 4

5.
We note your revisions in response to comment 11 in our letter dated May 7, 2010.  However, it does not appear that you made the revisions requested in the second bullet to the risk factors entitled “if we are unable to compete effectively, our business, revenues and future growth may suffer” and “If we are not successful in increasing the number of our customers or having customers actively engage in revenue producing activities….”  Please revise those risk factors accordingly.

Response:

We have revised these two risk factors by deleting the risk factor “If we are not successful in increasing our customers or having customers actively engage in revenue-producing activities”, as this risk factor is not particular to us and is clearly generic in nature, applying to any company.  We have significantly revised the “Competition” risk factor to more specifically apply it to our situation.  However, there is, of course, a slightly generic presentation for any risk factor with respect to competition, as every company competes primarily on the basis of the same or similar competitive factors, such as operating histories, customer or revenue basis, brand recognition, etc.  The competitive factors that we have retained in this risk factor, while generic, are quite specific to our business and our competitive situation.

Selling Security Holders, page 13

6.	Please revise this section to identify DSS as a selling security holder and an underwriter. Refer to Staff Legal Bulletin #4 located at our website, www.sec.gov.

Response:

We have revised this section to identify DSS as the selling shareholder and as an underwriter.

Plan of Distribution, page 13

7.	Please revise this section to describe the manner in which the shares will be distributed to the shareholders of DSS.

Response:

We have revised this section to indicate that the distribution will be administered by our transfer agent, Corporate Stock Transfer, Inc., Denver, Colorado.

8.	Please discuss whether you will issue fractional shares as part of your pro rata distribution, as opposed to round up to the next share, as applicable.

Response:

We have indicated that fractional shares will be rounded up.

Description of Securities, page 13

Agreements related to Common Stock Issuance in Connection with LegalStore.com, page 14

9.
We note your statement that you are required to raise at least $200,000 to be used for working capital.  Please discuss how you plan to raise those funds and where you stand with respect to complying with that provision.  In addition, please discuss the lock-up agreement entered into by your principal stockholders in connection with the acquisition of DSS.

Response:

We have revised the last paragraph on page 14 to include how we plan to raise the funds and the current status of that provision.  In addition, we added a discussion referencing the lock-up agreement entered into by our principal stockholders.

Business, page 15

10.	Elaborate upon your disclosure under “Our Strategy” to explain what other vertical business channels you intend to pursue that “are currently underdeveloped.”

Response:

We have expanded our disclosure under the “Our Strategy” section on page 15 to include what other vertical channels we intend to pursue.

Management’s Discussion and Analysis of Financial Condition and Results of operations, page 21

General

11.
As noted in your response to comment 56 in our letter dated May 7, 2010, LegalStore.com qualifies as your predecessor company.  However, your present management’s discussion and analysis does not comply with the requirements of Item 303(a) of Regulation S-K since your discussion and analysis relates only to the period subsequent to October 8, 2009.  Please revise your management’s discussion and analysis disclosures accordingly to present the additional comparative periods.

Response:

We have revised the Management Discussion and Analysis section on page 21 to include an expanded comparative analysis which includes our predecessor company.

Liquidity and Capital resources, page 22

12.	Please elaborate upon your discussion here to disclose the terms of the $200,000 revolving line of credit you have entered into with your Chief Executive Officer.

Response:

We have revised the Liquidity and Capital resources section on page 22 to include the terms of the $200,000 revolving line of credit we have entered into with our Chief Executive Officer.

Management, page 25

13.
We note your revised disclosure in response to comment 28 in our letter dated May 7, 2010.  Please further revise your disclosure to provide additional discussion of each director’s specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as our director.  Refer to Item 401(e)(1) of Regulation S-K.  For further guidance, refer to Question 116.05 of the Compliance and Disclosure Interpretations relating to Regulation S-K located at our website, at www.sec.gov.

Response:

We have revised the Management section on pages 25 and 26 to provide greater detail of each director’s specific experience, qualifications, attributes or skills.

Security Ownership of Certain Beneficial Owners and Management, page 28

14.
We note your revised disclosure in response to comment 34 in our letter dated May 7, 2010, which indicates that the table includes shares that the beneficial owners of more than 5% of your outstanding common stock have the right to acquire within 60 days.  Please further revise your disclosure to indicate (i) that the table includes shares that each person listed in the table has the right to acquire within 60 days and (ii) that such shares include any shares that such person has the right to acquire within 60 days, as opposed to only shares issuable upon exercise of options or securities convertible into common stock.  Refer to Intern 403 of Regulation S-K.

Response:

We have revised the “Principal Stockholders” chart pursuant to the Staff’s comment by indicating that the table includes shares that each person listed in the table (1) has the right to acquire within 60 days and (2) that such shares include any shares that such person has the right to acquire within 60 days, as opposed to only shares issuable upon exercise of options or securities convertible into common stock.

Financial Statements – Internet Media Services, inc. – December 31, 2009

Notes to the Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies

General

15.
Please revise your disclosures throughout the filing relating to the description of the transaction with LegalStore.com to make it clear, if true, that LegalStore.com represents your predecessor company and you acquired substantially all of the operations and net assets of LegalStore.com on October 8, 2009.

Response:

The Form S-1/A filed in connection with this response includes expanded disclosure in Note 2 – Acquisition of Business that Legalstore.com is a predecessor of the Company.

16.
We note that prior to your transaction on October 8, 2009 to acquire the net assets and operations of LegalStore.com, the costs of certain services provided by Document Security Systems, Inc. were allocated to LegalStore.com.  Please revise your disclosure to clarify if you are continuing to receive any of the services whose costs were previously allocated to LegalStore.com.

Response:

The Form S-1/A filed in connection with this response includes expanded disclosure in Note 2 – Acquisition of Business that Legalstore.com no longer receives services from Document Security Systems, Inc. (DSS) and the Company has not been allocated any costs from DSS since the acquisition date.

Carve-out Financial Statements – LegalStore.com (a division of Document Security Systems, Inc.)

Audited Financial Statements – for the period January 1, 2009 through October 8, 2009

Audited Financial Statements – for the fiscal years ended December 31, 2008 and 2007
Unaudited Interim Financial Statements  - as of September 30, 2009

17.
We note your response to comment 55 in our letter dated May 7, 2010 regarding the extent to which the operations and net assets of LegalStore.com comprise Lester Levin Inc.  Please revise your disclosure in Note 1 of each of the carve-out financial statements to indicate that the operations and net assets of LegalStore.com represent substantially all the operations and net assets of Lester Levin Inc.

Response:

The Form S-1/A filed in connection with this response includes expanded disclosure in Note 1 stating the operations and net assets of LegalStore.com represent substantially all of the operations and net assets of Lester Levin Inc.

18.
Please revise your disclosure in Note 7 – Related Party Transactions of each set of carve-out financial information on pages F-30 and F-47 to disclose the total amount of corporate expense allocations included in each statement of operations.

Response:

The Form S-1/A filed in connection with this response includes expanded disclosure in Note 7 – Related Party Transactions to include total amount of corporate expense allocated to Legalstore.com in each statement of operations presented.

Signatures, page 35

19.
Please revise your signature page to include the signature of your principal accounting officer.  Refer to Instruction 1 to the section of Form S-1 entitled “Signatures.”  If one of the individuals who signed the document is your principal accounting officer in addition to any other position he holds, please add this title below the signature to the title or titles you have provided already.  See Instruction 2 to the section of Form S-1 entitled “Signature.”

Response:

We have revised the signature page to indicate that Mr. Meyers is the Registrant’s principal accounting officer and treasurer.

Exhibit Index, page 36

20.	Please revise to indicate the meaning footnote (1).

Response:

We have revised to indicate the meaning of Footnote 1 on the Cover Page to the Exhibit Index.

21.	Please file as exhibits any documentation evidencing the advances made by your chief executive officer subsequent to March 31, 2010.

Response:

We have filed as an exhibit the documentation evidencing the advances made by our chief executive officer to the company subsequent to March 31, 2010 and through June 30, 2010 totaling $45,642.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures

cc:  Raymond Meyers